Volaris announces the successful offering of asset backed trust notes under the ticker VOLARCB 21L

Mexico City, October 13, 2021 - Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline in Mexico, the United States, Central America and South America, informs that today it successfully completed the offering of 15,000,000 (fifteen million) asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes “) in Mexico under the ticker VOLARCB 21L for an amount of $1,500,000,000. 00 (one billion five hundred million pesos) by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to $3,000,000,000.00 (three billion pesos 00/100 national currency).

The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices.

The Trust Notes were rated "HR AA (E)" and "AA+/M(e)" by the rating agencies HR Ratings de México, S.A. de C.V. and Verum Calificadora de Valores, S.A.P.I. de C.V., respectively, and will have a maturity term of five years and will pay an interest rate of TIIE + two hundred (200) percentage points. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC.

This communication does not constitute an offer to sell or an offer to purchase, nor shall there be or give rise to the possibility of any sale of the Trust Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the laws governing financial instruments in such jurisdiction.

The information included does not provide information about the company's future performance. Volaris' future performance depends on a number of factors, and it cannot be inferred that the performance of any period or its comparison with the same period of the previous year is indicative of similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. ("Volaris" or the "Company") is an ultra-low-cost, point-to-point airline operating in Mexico, the United States, Central America and South America. Volaris offers low base fares to stimulate the market, offering quality customer service and a wide choice of products. Since it began its operations in March 2006, Volaris has increased its routes from five to 179 and its fleet from four to 95 aircraft. Volaris offers more than 450 daily flight segments on routes connecting 43 cities in Mexico and 28 cities in the United States, with one of the most modern aircraft fleets in the American continent. Volaris focuses on passengers visiting friends and family (VFR), cost-conscious business travelers and leisure travelers in Mexico and selected destinations in the United States and Central America. Volaris has received the Socially Responsible Company (ESR) award for eleven consecutive years. For more information visit: www.volaris.com

Investor Relations Contact:

Maria Elena Rodríguez / Félix Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com / +52 55 3104 5264